EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	Jurisdiction of incorporation or organization

Prosensa Therapeutics B.V.	The Netherlands

Prosensa Technologies B.V.	The Netherlands

Polybiotics B.V.	The Netherlands
Prosensa Inc.	United States